FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel          +27 11 562 9775
Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email        Willie.Jacobsz@
               goldfields.co.za
MEDIA RELEASE
GOLD FIELDS STRIKE TELECONFERENCE
RESCHEDULED FROM
3PM MONDAY, 15 OCTOBER 2012 TO
3PM TUESDAY, 16 OCTOBER, 2012
Johannesburg, 15 October 2012: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) hereby announces that the conference call that was scheduled for 3pm SA time (GMT: +2) on Monday 15 October
2012, has been rescheduled for 3pm SA time (GMT: +2) on Tuesday, 16
October 2012.
The purpose of the call is for Nick Holland, CEO of Gold Fields, to provide an update on the strike situation in South Africa.
The dial in details for the rescheduled call are as follows:
15:00pm, Johannesburg Time (GMT: +2)
09:00am, New York Time (GMT: -4)
14:00pm, London Time (GMT: +1)
Country
Toll Number
Toll Free Number
South Africa - Johannesburg 011 535 3600
0 800 917 7042
South Africa - Johannesburg
Alternate
010 201 6616
UK
0 808 162 4061
UK Alternative
0 800 917 7042
USA
412 858 4600 1 800 860 2442
Ask for Gold Fields call
Playback Details
The digital replay will be available one hour after the call. Playback details are as follows:
Playback code: 22438#
(Available for seven days)
Enquiries
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email:
Willie.Jacobsz@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 15 October 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs